:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

Commission File Number 000-51991

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Basin Water, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

9302 Pittsburgh Avenue, Suite 210
Address of Principal Executive Office (Street and Number)

Rancho Cucamonga, CA 91730
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Basin Water, Inc. (the “Company”) is unable to file its Annual Report on Form 10-K for the year ended December 31, 2008 (the “2008 Form 10-K”) in a timely manner without unreasonable effort and expense in light of the circumstances described below.

As previously reported, the Company filed an Annual Report on Form 10-K/A to restate its consolidated financial statements for the years ended December 31, 2007 and 2006 and filed a Quarterly Report on Form 10-Q/A to restate its consolidated financial statements for the quarter ended March 31, 2008. The Company has also filed its Quarterly Reports on Form 10-Q for the quarters ended June 30, 2008 and September 30, 2008, both of which were delayed as a result of the restatement. The Company’s efforts and allocation of additional resources with respect to these filings caused significant diversion of management’s time and attention and has caused the Company to be unable to timely file its 2008 Form 10-K.

In addition, on March 6, 2009, the Company received comments from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission regarding accounting and financial statement disclosures in its Annual Report on Form 10-K/A for the year ended December 31, 2007. The Company is currently in the process of responding to the comments and, as a result, will delay the filing of its 2008 Form 10-K.

The Company is working to complete this process as soon as practicable and currently intends to file the 2008 Form 10-K within fifteen days following the original due date as provided under Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

W. Christopher Chisholm, Chief Financial Officer		(909) 481-6800
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

While the audit of its financial statements is ongoing, for the year ended December 31, 2008, the Company expects to report a net loss of approximately $32.4 million, or $1.49 per basic and diluted share, vs. $18.3 million, or $0.91 per basic and diluted share, for the year ended December 31, 2007. Despite markedly higher revenues and a substantial reduction in gross loss, the Company incurred significantly higher selling, general and administrative expenses during 2008, including personnel-related costs, professional fees and a goodwill impairment charge relating to its acquisition of Mobile Process Technology in September 2007.

Forward-Looking Statements

This Form 12b-25 contains forward-looking statements made in reliance on the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be identified by their use of words, such as “estimate,” “expect,” “intend,” “anticipate” and other words and terms of similar meaning, in connection with any discussion of the Company’s financial statements, business, financial condition, results of operations or liquidity. Actual results may differ materially from these expectations due to various risks and uncertainties, including: the satisfactory resolution of the comments from the Securities and Exchange Commission, negative reactions from the Company’s stockholders, creditors or customers to the Company’s restatement of its financial statements, the existence of other errors that may require further adjustment of the Company’s financial statements, the impact and result of any litigation, investigation or other action by The Nasdaq Stock Market, the Securities and Exchange Commission, any other governmental agency or other parties related to the Company’s restatement of its financial statements, the effectiveness of any cost-saving measures by the Company, the Company’s limited operating history, significant operating losses associated with certain of the Company’s contracts, the Company’s ability to identify and consummate other acquisition opportunities that improve the Company’s revenues and profitability, significant fluctuations in its revenues from period to period, its ability to effectively manage its growth, the success of the Company’s strategic partners, its long sales cycles, market acceptance of its technology, the geographic concentration of its operations and customers, its ability to meet customer demands and compete technologically, the Company’s ability to enter into service and maintenance contracts with system sales, the Company’s ability to protect its intellectual property, regulatory approvals of the Company’s systems, changes in governmental regulation that may affect the water industry, particularly with respect to environmental laws, the Company’s ability to attract and retain qualified personnel and management members, the Company’s ability to manage its capital to meet future liquidity needs, changes in the board of directors and management members and the timing of the Company’s stock repurchases, if any. More detailed information about these risks and uncertainties are contained in the Company’s filings with the Securities and Exchange Commission, including the company’s Annual Report on Form 10-K for the year ended December 31, 2007 and subsequent Quarterly Reports on Form 10-Q, as amended. The Company cautions readers not to place undue reliance on any forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to update or revise any forward-looking statements.

Basin Water, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	March 13, 2009	By	/s/ W. Christopher Chisholm
W. Christopher Chisholm
Chief Financial Officer